October 1, 2024

Ara Mahdessian
Chief Executive Officer
ServiceTitan, Inc.
800 N. Brand Blvd
Suite 100
Glendale, CA 91203

       Re: ServiceTitan, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 10, 2024
           CIK No. 0001638826
Dear Ara Mahdessian:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1. You state that your gross dollar retention rate was over 95% and that your net dollar retention rate was over 110% for each of the last ten fiscal quarters. To the extent material to an understanding of any trends, please disclose the specific retention rate for each period presented. Discuss any material changes to the rates in the last ten fiscal quarters.
2. You state that as of January 31, 2024, you served over 15,000 customers, and in fiscal
       2023, fiscal 2024 and the 12 months ended July 31, 2023 and 2024, you processed over
       $40 billion, over $50 billion, over $45 billion and over $55 billion of Gross Transaction
       Volume. Please disclose the specific Gross Transaction Volumes and the number of customers for each of the periods.
 October 1, 2024
Page 2

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Phillip Stoup